UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2008

Or

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from              to

Commission File Number 001-15153

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

BLOCKBUSTER INVESTMENT PLAN

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

BLOCKBUSTER INC.

1201 Elm Street

Dallas, Texas 75270

BLOCKBUSTER INVESTMENT PLAN

INDEX TO FINANCIAL STATEMENTS AND EXHIBITS

Page
Financial Statements:

Report of Independent Registered Public Accounting Firm	3

Statements of Net Assets Available for Benefits—December 31, 2008 and 2007	4

Statement of Changes in Net Assets Available for Benefits—Year Ended December 31, 2008	5

Notes to Financial Statements	6

Supplemental Schedules*:

Schedule H, Line 4i: Schedule of Assets (Held at End of Year)—December 31, 2008	15

Signatures	16

Exhibits:

Exhibit 23.1 Consent of Independent Registered Public Accounting Firm

*	Other schedules required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974, as amended, have been omitted because they are not applicable or not required.

Report of Independent Registered Public Accounting Firm

To the Participants and Administrator of the

Blockbuster Investment Plan:

In our opinion, the accompanying statements of net assets available for benefits and the related statement of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of the Blockbuster Investment Plan (the “Plan”) at December 31, 2008 and 2007, and the changes in net assets available for benefits for the year ended December 31, 2008 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) at December 31, 2008 is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ PricewaterhouseCoopers LLP

Dallas, Texas

June 29, 2009

BLOCKBUSTER INVESTMENT PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

	At December 31
	2008	2007
Investments at fair value (Note 4)	$71,395,673	$101,433,838
Cash	3,838	6,002
Receivables:
Investment income	7,694	9,839
Contributions:
Employee	240	409,944
Employer	184,135	211,946
Transfer from other plan	—	1,787,258

Net assets available for benefits at fair value	71,591,580	103,858,827
Adjustment from fair value to contract value for fully benefit-responsive investment contracts (Note 2)	926,567	(232,659)

Net assets available for benefits	$72,518,147	$103,626,168

The accompanying notes are an integral

part of these financial statements.

BLOCKBUSTER INVESTMENT PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

Year Ended December 31, 2008
Contributions:
Employee	$8,660,040
Employer	4,747,546
Rollovers	318,809

Total contributions	13,726,395

Investment income:
Interest and dividends	3,275,269
Net depreciation in fair value of investments (Note 4)	(35,162,869)

Net investment loss	(31,887,600)

Deductions:
Benefits paid to participants	(12,643,684)
Participant administrative expenses	(303,132)

Total deductions	(12,946,816)

Net decrease	(31,108,021)
Net assets available for benefits, beginning of period	103,626,168

Net assets available for benefits, end of period	$72,518,147

The accompanying notes are an integral

part of these financial statements.

BLOCKBUSTER INVESTMENT PLAN

NOTES TO FINANCIAL STATEMENTS

NOTE 1—PLAN DESCRIPTION

The following is a brief description of the Blockbuster Investment Plan (the “Plan”) and is provided for general information only. Participants should refer to the Plan document for more complete information regarding the Plan.

General

The Plan is a defined contribution 401(k) plan, which was adopted on February 8, 1999 and became effective on May 1, 1999, covering employees of Blockbuster Inc. (the “Company” or “Blockbuster”), and its participating subsidiaries. The Plan is offered on a voluntary basis to all eligible full-time and part-time employees and is subject to the provisions of the Internal Revenue Code of 1986, as amended (the “Code”), and the Employee Retirement Income Security Act of 1974, as amended (“ERISA”). The Plan is administered by a committee (the “Retirement/Investments Committee”), the members of which were appointed by the Board of Directors of the Company. The Retirement/Investments Committee has discretionary control over the management and disposition of the Plan’s assets as set forth in the Plan document. The Retirement/Investments Committee is a named fiduciary of the Plan.

The Plan is designed to satisfy the requirements of a “safe harbor” plan and is therefore exempt from the actual deferral and contribution percentage discrimination testing requirements of Code Sections 401(k) and (m) for the 2008 Plan year. Although the Company anticipates that the Plan will continue indefinitely, it reserves the right to amend the Plan at any time through action of the Board of Directors, or the Retirement/Investments Committee in the case of certain administrative amendments, and to terminate the Plan at any time through action of the Board of Directors, provided that such action is in accordance with applicable law.

Eligibility

Full-time employees are generally eligible to participate in the Plan on the first day of the month in which they have both (i) reached age 21 and (ii) completed one year of eligibility service. Eligibility service is generally based on the number of days for which a full-time employee is given service credit. Part-time employees are generally eligible to participate in the Plan on the first day of the month following the month in which they have both (i) reached age 21 and (ii) completed one year of eligibility service, with eligibility service generally being defined as a consecutive twelve month period in which a part-time employee works at least 1,000 hours.

Effective for the 2009 Plan year, the eligibility requirement was amended on June 17, 2008 by adding a new Appendix B to the Plan. Appendix B allows employees who have reached age 21 and have not completed the minimum service eligibility conditions to have salary reduction contributions made to their accounts in the Plan. The salary reduction contribution election is effective as of the first day of the month after the completion of ninety (90) days of employment. The contributions will not be eligible for company matching until completion of eligibility service.

Investment and Participant Accounts

Mercer HR Services, L.L.C. provides the recordkeeping and administrative services for the Plan. Additionally, Mercer Trust Company (the “Trustee”) is the trustee and custodian of Plan assets. The Trustee uses various parties, including Putnam Investments, for various administrative functions required by the Plan. Investment options for Plan participants are subject to change in accordance with the terms of the Plan.

For Plan year 2008, plan participants have the option of investing their contributions or existing account balances among the following:

Common Stock Funds	Growth
Blockbuster Class A Common Stock Fund	American Funds Growth Fund of America
Blockbuster Class B Common Stock Fund
International
Blend	American Funds EuroPacific Growth Fund
Davis New York Venture Fund
Putnam S&P 500 Index Fund	Value
Oppenheimer Main Street Small Cap Fund	Allianz NFJ Dividend Value Fund
Vanguard Total Stock Market Index Fund
Asset Allocation (Ready-Mixed)
Income	Principal LifeTime 2010 Fund
PIMCO Total Return Fund	Principal LifeTime 2020 Fund
Principal LifeTime 2030 Fund
Capital Preservation	Principal LifeTime 2040 Fund
Putnam Stable Value Fund	Principal LifeTime 2050 Fund
Principal LifeTime Strategic Income Fund

For Plan year 2008, participant funds that are invested in the Principal Lifetime Fund are invested in the options indicated below, based on the age of the participant:

Participant turns 65:	New Participant Investment Option:
Before October 4, 2007	Principal LifeTime Strategic Income Fund
Between October 4, 2007 and December 31, 2014	Principal LifeTime 2010 Fund
Between January 1, 2015 and December 31, 2024	Principal LifeTime 2020 Fund
Between January 1, 2025 and December 31, 2034	Principal LifeTime 2030 Fund
Between January 1, 2035 and December 31, 2044	Principal LifeTime 2040 Fund
After December 31, 2044	Principal LifeTime 2050 Fund

Investment elections must be made in multiples of 1%. Common Stock Funds consist only of the applicable common stock. The Plan is intended to meet the requirements of ERISA Section 404(c). Thus, because the Plan permits participants to exercise control over assets in their Plan accounts in accordance with the requirements of ERISA Section 404(c), no person who is otherwise a fiduciary will be liable for any loss, or by reason of any breach, which results from such exercise of control.

Employer matching contributions are invested according to each participant’s investment elections.

Contributions

The Plan permits participants to contribute up to 75% of annual Compensation (as defined under the Plan) on a before-tax basis subject to Code limitations. The Plan provides that the employer’s matching contribution is equal to (i) 100% of the first 3% of annual compensation contributed and 50% of the next 2% of annual compensation contributed if the participant is not a highly compensated employee (“HCE”), as determined under the Code rules; or (ii) 50% of the first 5% of annual compensation contributed if the participant is an HCE. For the 2008 Plan year, any employee whose prior year’s compensation (as defined under the Plan) exceeded $100,000 was considered an HCE for Plan purposes. Pursuant to Code limits, total compensation considered under the Plan for purposes of determining contribution limits could not exceed $230,000 for 2008.

An employee is permitted to rollover into the Plan at any time part or all of the employee’s eligible distributions from other tax-qualified savings plans, including profit-sharing plans, pension plans and certain individual retirement arrangements (“rollovers”).

The Code limits the amount of annual participant contributions that can be made on a before-tax basis; the limit was $15,500 for 2008. The Code also contains a per participant annual limit on aggregate participant and employer contributions to defined contribution plans maintained by the Company and certain related entities, which for 2008 was equal to the lesser of $46,000 or 100% of annual participant Earnings (as defined under the Plan).

All participants who have attained age 50 before the close of the calendar year are allowed to make catch-up contributions. These contributions can be made if the eligible participants make the maximum contribution permitted under the Plan for a Plan year. Catch-up contributions cannot exceed 75% of the participant’s Compensation. The limit for catch-up contributions was $5,000 in 2008.

Loans to Participants

Participants are eligible to receive loans based on their vested account balances. The maximum loan available to a participant is the lesser of 50% of the participant’s vested account balance or $50,000 (determined by aggregating loans from all qualified defined contribution plans of the Company or any affiliated company), reduced by the highest aggregate outstanding balance of all Plan loans from all defined contribution plans of the Company or any affiliated company made to the participant during the twelve-month period ending on the day before the loan is made. The minimum loan available to a participant is $500. Loans are collateralized by the participant’s remaining vested account balance. The interest rate on participant loans is established on the first day of the calendar quarter of the loan origination at a rate of 1% above the annual prime commercial rate, and a participant can only have one loan outstanding at any time. The loans outstanding at December 31, 2008 carry interest rates ranging from 5.0% to 10.5% and mature at various dates through September 2033. Participants may elect repayment periods from twelve to sixty months through payroll deductions commencing as soon as administratively possible following the distribution of the loan. The Plan allows participants to elect a repayment term of up to 300 months for loans used for the acquisition of a principal residence. Transfers of participant balances for loan disbursements and repayments of loan principal and interest are specifically identified in the respective participants’ accounts and allocated in accordance with their current investment elections. A loan origination fee of $75 is assessed by Mercer HR Services, L.L.C. to borrowing participants of the Plan upon funding of the loan. Loans that are considered in default according to Plan provisions are reported as a deemed distribution, which is a taxable event for the participant.

Participant Accounts

Each participant’s account is credited with the participant’s contribution, the Company’s matching contribution and allocation of Plan earnings. Expenses are charged for the administration of certain investment options. These expenses are allocated to participants’ accounts and thus are included as a component of the changes in net assets available for benefits.

Vesting

Participants in the Plan are immediately vested in their contributions and earnings thereon. In addition, all employer matching contributions are 100% vested at the time of contribution.

Payment of Benefits upon Termination of Employment or Disability

Subject to certain Code limitations, participants in the Plan, or their beneficiaries, may receive their account balances, in a lump sum or in installments over a period of up to 20 years, in the event of retirement, termination of employment, disability or death. Participants must receive a required minimum distribution upon attainment of age 70 1 /2 unless they are still employed. All distributions are paid in cash except that a participant may elect to have the portion of his or her account that is invested in a Common Stock Fund distributed in shares of the applicable common stock.

Effective November 14, 2008, the Retirement/Investments Committee amended section 11.3 of the Plan to eliminate provisions that (i) limit in-kind distributions of Company stock to participants with a balance of $5,000 or more and (ii) require a 30-day waiting period prior to receiving a distribution.

Withdrawals During Employment

Participants in the Plan who are still actively employed may elect to withdraw part or all of their after-tax and rollover contributions and earnings thereon.

Participants who are not age 59 1/2 may also elect to withdraw up to 100% of their vested employer matching contributions contributed prior to January 1, 2001, and earnings thereon. Additionally, participants who are not age 59 1/2 may obtain hardship withdrawals of (i) any of their vested employer matching contributions that were contributed to the Plan before January 1, 2001 and (ii) any of their before-tax contributions to the Plan.

Upon attainment of age 59 1/2, participants may also elect to withdraw all or part of their before-tax contributions and matching contributions, and earnings thereon.

With the exception of hardship withdrawals, participants are limited to one withdrawal in any calendar year. There is no restriction on the number of hardship withdrawals permitted.

Termination Priorities

In the event that the Plan is terminated, subject to conditions set forth in ERISA, the Plan provides that the net assets of the Plan will be distributed to participants in proportion to their respective vested interests in such net assets at that date.

Plan Expenses

Plan loan origination fees and distribution charges are allocated to participants’ accounts and thus are included in “Participant administrative expenses” in the Plan’s Statement of Changes in Net Assets Available for Benefits. Account maintenance fees, Common Stock Fund fees and investment advisory fees are paid from Plan assets. The Company pays for all other expenses incurred in connection with the administration of the Plan. For the 2008 Plan year the Company incurred a total of $10,141 in administrative expenses and $53,500 of audit expenses on behalf of the Plan.

NOTE 2—SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Accounting Method

The accrual method of accounting is used for financial statement presentation.

Investment Valuation and Income Recognition

In September 2006, the FASB issued Statement of Financial Accounting Standards No. 157, “Fair Value Measurements” (SFAS 157). SFAS 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007 and interim periods within those fiscal years. While the adoption of SFAS 157 did not have a material effect on the Fund’s net asset value, it does require additional disclosures about fair value measurements. SFAS 157 establishes a three-level hierarchy for disclosure of fair value measurements. The valuation hierarchy is based upon the transparency of inputs to the valuation of the fund’s investments. The three levels are defined as follows:

Level 1 – Valuations based on quoted prices for identical securities in active markets.

Level 2 – Valuations based on quoted prices in markets that are not active or for which all significant inputs are observable, either directly or indirectly.

Level 3 – Valuations based on inputs that are unobservable and significant to the fair value measurement.

The asset’s or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

Following is a description of the valuation methodologies used for assets measured at fair value. There have been no changes in the methodologies used at December 31, 2008 and 2007.

The Blockbuster Class A and B Common Stock Funds are reported at fair value based on the quoted market price of the stock on the New York Stock Exchange. Investments with registered investment companies and the Putnam S&P 500 Index Fund are reported at fair value based upon the market value of the underlying securities as priced by national security exchanges. Participant loans consist of the outstanding principal of loans to Plan participants at December 31, 2008 and 2007, which approximates fair value. Interest income is accrued as earned and dividend income is recorded on the ex-dividend date.

The Putnam Stable Value Fund invests primarily in investment contracts, including guaranteed and security-backed investment contracts. As required by the Financial Accounting Standards Board’s (“FASB”) Staff Position Nos. AAG INV-1 and SOP 94-4-1, “Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans”, investment contracts held by a defined-contribution plan are required to be reported at fair value. However, the contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined-contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. As a result, the Statement of Net Assets Available for Benefits presents the fair value of the investment contracts as well as the adjustment of the fully benefit-responsive investment contracts from fair value to contract value. The Statement of Changes in Net Assets Available for Benefits is prepared on a contract value basis. Fair value of the investment contracts is determined by the fund manager or the fair value of the fund’s investments in externally managed stable value commingled investment funds provided to the fund by external managers of these funds. Contract value consists of the book value, or cost plus accrued interest, of the underlying investment contracts.

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at reporting date.

The following is a summary of the inputs used to value the Plan’s investments measured at fair value as of December 31, 2008:

	Fair Value Measurements at Reporting Date
	Level 1	Level 2	Level 3	Total as of December 31, 2008
Registered investment companies	$44,434,961	$—	$—	$44,434,961
Collective investment trusts	—	21,411,485	—	21,411,485
Common stock	2,102,439	—	—	2,102,439
Loans to participants	—	—	3,446,788	3,446,788

Total assets at fair value	$46,537,400	$21,411,485	$3,446,788	$71,395,673

The table below sets forth a summary of changes in the fair value of the Plan’s level 3 assets for the year ended December 31, 2008.

Level 3 Investments Year Ended December 31, 2008 Participant loans
Balance, beginning of year	$3,810,430
Issuances and settlements, net	(363,642)

Balance, end of year	$3,446,788

Security Transactions

Purchases and sales of securities are recorded on the trade date.

The Plan presents in the Statement of Changes in Net Assets Available for Benefits the net appreciation (depreciation) in the fair value of its investments, which consists of the realized gains or losses and the unrealized appreciation (depreciation) on those investments.

Contributions

Employee and employer contributions are accrued in the period that payroll deductions are made from Plan participants in accordance with salary deferral agreements and, as such, become obligations of the Company and assets of the Plan.

Payment of Benefits

Benefits are recorded when paid.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the Plan to make estimates and assumptions, such as those regarding fair value, that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of changes in net assets available for benefits during the reporting period. Actual results could differ from those estimates.

Risks and Uncertainties

The Plan provides for various investment options. Investment securities are exposed to various risks such as interest rate, market and credit risk. Due to the level of risk associated with investment securities and the level of uncertainty related to changes in the value of such securities, it is at least reasonably possible that changes in risks in the near term could continue to materially affect participants’ account balances and the amounts reported in the Statements of Net Assets Available for Benefits and the related Statement of Changes in Net Assets Available for Benefits.

NOTE 3—COMMITMENTS AND CONTINGENCIES

On September 8, 2006, John Halaris filed a putative class action complaint under the ERISA in the United States District Court for the Northern District of Texas purporting to act on behalf of all persons who were participants in or beneficiaries of the Blockbuster Investment Plan whose accounts included investments in Blockbuster stock, at any time, since November 15, 2003. Plaintiff asserted claims against Viacom, the Viacom Investment Committee, the Viacom Retirement Committee, William A. Roskin, John R. Jacobs, Mary Bell, Bruce Lewis, Robert G. Freedline, Larry J. Zine, Keith M. Holtz, Barbara Mickowski, Dan Satterthwaite, Phillipe P. Dauman, Sumner M. Redstone, Richard Bressler, Michael D. Fricklas, John L. Muething, Linda Griego, Jackie M. Clegg, John F. Antioco, Peter A. Bassi, Robert A. Bowman, Gary J. Fernandes, Mel Karmazin, Blockbuster, the Blockbuster Retirement Committee and the Blockbuster Investment Committee. Plaintiff claimed that the above-named defendants breached their fiduciary duties in violation of ERISA. Plaintiff sought declaratory relief, recovery of actual damages, court costs, attorneys’ fees, a constructive trust, restoration of lost profits to the Blockbuster Investment Plan and an injunction. On September 21, 2007, the trial court partially granted the above-named defendants’ motions to dismiss the complaint and dismissed plaintiff’s claims for restitution damages and alleged omissions by the above-named defendants. The trial court denied other portions of defendants’ motions to dismiss and reserved judgment on other portions of defendants’ motions to dismiss. The trial court allowed plaintiff the opportunity to re-plead his claims in light of the trial court’s partial dismissal. On November 5, 2007, plaintiff Halaris filed an amended class action complaint adding Dennis Conniff as an additional named plaintiff. On August 19, 2008, the trial court dismissed plaintiffs’ claims with prejudice.

NOTE 4—INVESTMENTS

Individual investments that represent greater than 5% of net assets available for benefits are identified below:

	At December 31,
	2008		2007
	Units/ Principal Amount/ Shares	Fair Value of Assets	Units/ Principal Amount/ Shares	Fair Value of Assets
Allianz NFJ Dividend Value Fund	733,558	$7,093,506	718,571	$11,992,947
American Funds EuroPacific Growth Fund	255,112	7,030,882	250,964	12,563,257
American Funds Growth Fund of America	409,537	8,272,640	405,742	13,600,479
PIMCO Total Return Fund	547,556	5,552,222	454,724	4,861,001
Davis New York Venture Fund	240,226	5,674,142	245,498	9,822,384
Putnam S&P 500 Index Fund	326,035	8,023,725	342,453	13,400,169
Putnam Stable Value Fund	14,314,327	13,387,760	11,228,718	11,461,377

The Plan’s investments (including investments bought, sold and held during the year) appreciated (depreciated), as follows:

Year Ended December 31, 2008
Registered Investment Companies:
Allianz NFJ Dividend Value Fund	$(4,858,300)
American Funds EuroPacific Growth Fund	(5,471,488)
American Funds Growth Fund of America	(5,427,911)
Davis New York Venture Fund	(3,942,943)
Oppenheimer Main Street Small Cap Growth Fund	(1,061,654)
PIMCO Total Return Fund	(300,021)
Principal Lifetime 2010 Fund	(223,454)
Principal Lifetime 2020 Fund	(889,633)
Principal Lifetime 2030 Fund	(1,421,699)
Principal Lifetime 2040 Fund	(1,332,886)
Principal Lifetime 2050 Fund	(252,984)
Principal Lifetime Strategic Income Fund	(76,927)
Vanguard Total Stock Market Index Fund—Signal Shares	(1,160,025)

(26,419,925)

Collective Investment Trusts:
Putnam S&P 500 Index Fund	(4,837,285)

(4,837,285)

Common Stock Funds:
Blockbuster Class A Common Stock Fund	(3,662,301)
Blockbuster Class B Common Stock Fund	(243,358)

(3,905,659)

Net depreciation	$(35,162,869)

NOTE 5—RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500:

	At December 31,
	2008	2007
Net assets available for benefits per the financial statements	$72,518,147	$103,626,168
Adjustment from contract value to fair value for fully benefit-responsive investment contracts	(926,567)	232,659
Amounts allocated to withdrawing participants	(97,604)	(76,544)

Net assets available for benefits per the Form 5500	$71,493,976	$103,782,283

The following is a reconciliation of benefits paid to participants per the financial statements to the Form 5500 for the year ended December 31, 2008:

December 31, 2008
Benefits paid to participants per the financial statements	$12,643,684
Add: Amounts allocated to withdrawing participants at December 31, 2008	97,604
Less: Amounts allocated to withdrawing participants at December 31, 2007	(76,544)

Benefits paid to participants per the Form 5500	$12,664,744

Amounts allocated to withdrawing participants are recorded on the Form 5500 for benefit claims that have been processed and approved for payment prior to December 31, but are not paid as of that date.

The following is a reconciliation of investment income per the financial statements to the Form 5500 for the year ended December 31, 2008:

Net investment loss per the financial statements	$(31,887,600)
Adjustment from contract value to fair value for fully benefit-responsive investment contracts	(1,159,226)

Net investment loss per the Form 5500	$(33,046,826)

NOTE 6—INCOME TAX STATUS

The Internal Revenue Service has determined and informed the Company by a letter dated July 23, 2003, that the Plan is designed in accordance with the requirements of 401(a) of the Code and that the trust thereunder is exempt from federal income taxes under the provisions of Section 501(a) of the Code. The Plan has subsequently been amended and management has requested a similar determination letter from the Internal Revenue Service for the Plan. The Plan administrator believes that the Plan is currently designed and being operated in compliance with the applicable requirements of the Code.

NOTE 7—RELATED PARTY TRANSACTIONS

The Putnam funds are managed by Mercer HR Services, L.L.C. or the Trustee. Therefore, these transactions, along with the Plan’s holdings of the Company’s common stock, are identified as parties-in-interest.

NOTE 8—SUBSEQUENT EVENTS

The Plan was amended on April 1, 2009. Effective for payroll periods on or after June 1, 2009, the employer matching contributions to the 401(k) plan were suspended. Matching contributions for payroll periods before that date are not affected. The Company shall have no obligation to make employer matching contributions to the Plan and for Plan years beginning on or after January 1, 2009, the Plan shall cease to be a “safe harbor” 401(k) plan.

The Plan is in the process of being amended for consequences of suspending the safe harbor matching contributions and also compliance with the provisions of The Worker, Retiree, and Employer Recovery Act of 2008.

BLOCKBUSTER INVESTMENT PLAN

SCHEDULE H, Line 4i

SCHEDULE OF ASSETS (HELD AT END OF YEAR)

AT DECEMBER 31, 2008

(a)	(b) Identity of issue, borrower, lessor or similar party	(c) Unit/Principal Amount/Shares/ Maturity and Interest Rates	(d) Cost	(e) Current Value
	Registered Investment Companies:
	Allianz NFJ Dividend Value Fund	733,558	* *	$7,093,506
	American Funds EuroPacific Growth Fund	255,112	* *	7,030,882
	American Funds Growth Fund of America	409,537	* *	8,272,640
	Davis New York Venture Fund	240,226	* *	5,674,142
	Oppenheimer Main Street Small Cap Growth Fund	142,262	* *	1,727,065
	PIMCO Total Return Fund	547,556	* *	5,552,222
	Principal Lifetime 2010 Fund	54,406	* *	449,393
	Principal Lifetime 2020 Fund	177,839	* *	1,483,174
	Principal Lifetime 2030 Fund	287,215	* *	2,332,186
	Principal Lifetime 2040 Fund	268,484	* *	2,177,403
	Principal Lifetime 2050 Fund	56,278	* *	435,595
	Principal Lifetime Strategic Income Fund	37,597	* *	322,208
	Vanguard Total Stock Market Index Fund	89,570	* *	1,884,545

	Collective Investment Trusts:
*	Putnam S&P 500 Index Fund	326,035	* *	8,023,725
*	Putnam Stable Value Fund	14,314,327	* *	13,387,760

	Common Stock:
*	Blockbuster Class A Common Stock Fund	1,580,657	* *	1,991,628
*	Blockbuster Class B Common Stock Fund	170,478	* *	110,811

	Other:
*	Loans to participants	Interest rates ranging from 5.0% to 10.5%, with various maturities through 9/9/2033	* *	3,446,788

	Total investments, at fair value			$71,395,673

*	Identified as a party-in-interest to the Plan.
**	Cost information is not required for participant-directed investments and participant loans, therefore it is not included.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the administrator of the Plan has duly caused this annual report to be signed on behalf of the Plan by the undersigned hereunto duly authorized.

BLOCKBUSTER INVESTMENT PLAN

Date: June 29, 2009	By:	/s/ Bruce Lewis
Bruce Lewis
Member of the Retirement/Investments Committee

INDEX TO EXHIBITS

23.1	Consent of Independent Registered Public Accounting Firm